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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. _____)*

                               MICROGRAFX, INC.
                               ----------------
                               (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
                         ----------------------------
                        (Title of Class of Securities)

                                   595077108
                                   ---------
                                (CUSIP Number)

                                  John Blaine
                            Chief Financial Officer
                               Corel Corporation
                              1600 Carling Avenue
                            Ottawa Ontario K1Z 8R7
                                    Canada
                                (613) 728-8200
                   -----------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 16, 2001
                   -----------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of paras. 240.13d-1(e), 240.13d-1(f) or 240.13d.1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See paras. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 Pages
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CUSIP NO. 595077108
         -----------------

------------------------------------------------------------------------------
      Name of Reporting Person
 1    S.S or I.R.S. Identification No. of Above Person
                                           COREL CORPORATION
------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions)
 2    (a)
      (b)
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      SEC Use Only
 3
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      Source of Funds (See Instructions)    N/A
 4
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      Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e) [_]
 5
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      Citizenship or Place of Organization
 6    Canada
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                          Sole Voting Power
                     7
     Number of
                             ___________
      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8

     Owned By                      -0-
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9
    Reporting
                             __________
      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          10
                                   -0-
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11

           __________
------------------------------------------------------------------------------
      Check Box the Aggregate Amount in Row (11) Excludes Certain Shares
12
      (See Instructions) [_]
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)
13
      ___%
------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions) CO
14

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                                  Page 2 of 7
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ITEM 1.  Security and Issuer.
         -------------------

         This Schedule relates to the Common Stock, par value $.01 per share ("Common Stock"), of Micrografx, Inc. a Texas corporation (the "Company"). The address of the principal executive offices of the Company is 8144 Walnut Hill Lane, Suite 1050, Dallas, TX 75231.

ITEM 2.  Identity and Background.
         -----------------------

         (a) This Schedule is being filed by Corel Corporation ("Corel"), a Canadian corporation. Corel is hereinafter referred to as the "Reporting Person". The Reporting Person beneficially owns, in the aggregate, 4,109,640 shares of Common Stock of the Company (the "Securities") or approximately 32% of the outstanding shares of the Common Stock of the Company within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

         The filing of this Schedule shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule except for the securities stated herein to be beneficially owned by the Reporting Person.

         (b),(c) The Reporting Person is an internationally recognized developer of graphics and business productivity software. A list of directors and executive officers of the Reporting Person is attached hereto as Exhibit A. The principal business address of the Reporting Person and, except as otherwise indicated, its respective directors and officers, is 1600 Carling Avenue Ottawa Ontario K1Z 8R7 Canada.

         (d),(e) To the best knowledge of the Reporting Person, none of the persons listed in Exhibit A, during the last five years, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) To the best knowledge of the Reporting Person, each of the persons named in Exhibit A is a citizen of Canada except as identified in Exhibit A.

ITEM 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         N/A

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ITEM 4.  Purpose of Transactions.
         -----------------------

         On July 16, 2001, the Reporting Person entered into (a) a Merger Agreement with Calgary I Acquisition Corp., a wholly-owned subsidiary of the Reporting Person ("Calgary") and the Company (the "Merger Agreement"), under which the Company would merge with Calgary and become a wholly-owned subsidiary of the Reporting Person, and (b) a Form of Proxy and Voting Agreement with the Reporting Person, the Company, Calgary and Russell Hogg, P. Michael Sullivan, The Lake Fund, John M. Carradine, Christopher Hughes, James Hopkins, Gregory DeWitt, David Wright, Kenneth Carraher, Gary Klembara and Paolo Caletti (collectively, the "Principals").

         The merger transaction is structured to provide Micrografx shareholders with a transaction value equivalent to the Company's revenues for the fiscal year ended June 30, 2001 subject to certain adjustments, totaling approximately US $32.0 million (the "Transaction Value"), or approximately US $2.00 per Company share of Common Stock.

         If the Reporting Person's common share price at closing is less than US $2.90, the Reporting Person will have the option to pay the transaction value in cash.

         If this option is not exercised, or if the Reporting Person's common share price at closing is equal to or greater than US $2.90, the Reporting Person will issue common stock with a then-current value equivalent to one-half of the Transaction Value at closing, the number of shares to be issued being determined by the Reporting Person's common stock price during a period before closing. In addition, the Reporting Person will issue participation rights for the remaining one-half Transaction Value. The value under these rights will be paid to the holders at the first anniversary of the closing date. In the event that the Reporting Person's common stock price at that time is equal to or less than the price at closing, the Reporting Person will pay in cash the remaining one-half Transaction Value. If the Reporting Person's common stock price at that time is higher than the price at closing, the Reporting Person will issue common stock with a then-current value equivalent to the remaining one-half Transaction Value plus, on a per share basis, 18 per cent of any increase in the price of the Reporting Person common stock in the 12 month period following closing.

         Simultaneously with the execution of the Merger Agreement the Principals entered into Proxy and Voting Agreements with the Reporting Person, a form of which is included as Exhibit C to this filing, in which the Principals agree not to sell or otherwise transfer or dispose of any of the shares of the Company's stock or securities convertible into the Company's stock owned by them prior to the date of closing of the transaction. Furthermore, the Principals agree to vote such shares in favor of the approval of the transactions contemplated by the Merger Agreement. The Principals also agree not to initiate, solicit or encourage or otherwise facilitate inquiries or the making or implementation of an Alternative Proposal.

         In connection with the execution of the Proxy and Voting Agreement, each of the Principals granted to the Reporting Person an Irrevocable Proxy (the "Proxy"), coupled with an interest, to vote the shares of Common Stock held by such Principal at any regular or special meeting of stockholders (or for granting any written consent in connection with the solicitation of written consents in lieu of such a meeting) to be held for the purpose of voting, among other things, in favor of the approval of the foregoing transactions. The Proxy and Voting Agreement and the Proxy expire on approval by the requisite vote of the Company's stockholders at the stockholders

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meeting or on the earlier termination of the Merger Agreement in accordance with the provisions thereof. A copy of the form of Proxy is incorporated by reference as Exhibit D.

         An independent director chosen by the Company is expected to serve on the Board of Directors of the Reporting Person on consummation of the transaction.

         Except as set forth in this Item 4, the Reporting Person has no present plans or proposals which relate or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) and (b) As of the date hereof, the Reporting Person beneficially owns, in the aggregate, 4,109,640 shares of Common Stock of the Company, which constituted approximately 32% of the 12,549,542 shares of Common Stock of the Company outstanding. Of the 4,109,640 shares of Common Stock of the Company, 209,485 are vested options that are unlikely to be exercised. To the knowledge of the Reporting Persons, none of the directors and executive officers of the Reporting Person may be deemed to be acting as a group with the Reporting Person.

         (c) To the knowledge of the Reporting Person, none of its directors and executive officers, has effected any other transactions in the Common Stock of the Company in the past 60 days.

         (d) No person other than the Reporting Person will have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by it.

         (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         -----------------------------------

         See Item 4 with respect to the Merger Agreement, Proxy and Voting Agreement and Irrevocable Proxy. Copies of the Merger Agreement, Proxy and Voting Agreement and Irrevocable Proxy are attached hereto as Exhibits B, C and D, respectively, and are incorporated herein by reference.

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ITEM 7.         Material to be Filed as Exhibits.
                --------------------------------

                The following documents are attached as exhibits to this Schedule. Such documents are summarized in this Schedule, but the summaries are not complete and are qualified in their entirety by reference to the entire documents attached hereto.

Exhibit A:      Executive Officers and Directors of the Reporting Person.

Exhibit B:      Merger Agreement, dated July 16, 2001, as amended and restated, by and among Corel Corporation, Calgary I Acquisition Corp. and
                Micrografx, Inc.

Exhibit C:      Form of Proxy and Voting Agreement, dated as of July 16, 2001, among Corel Corporation and the Principals.

Exhibit D:      Form of Irrevocable Proxy, dated as of July 16, 2001, executed by each of the Principals.

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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:         July 26, 2001

                                            COREL CORPORATION

                                            By:  /s/ John Blaine
                                                 ---------------
                                                 Name:  John Blaine
                                                 Title: Chief Financial Officer